EXHIBIT 99.1

Update Provided on GBB Drink Lab, Inc. Litigation and Safety Shot

TORONTO, January 16, 2024 - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions. The Company is providing this statement as an update regarding its litigation with GBB Drink Lab, Inc. (“GBB”).

In May 2023, GBB filed a lawsuit against FSD Pharma alleging a material breach of a mutual nondisclosure agreement and trade secret misappropriation. FSD Pharma has categorically denied these allegations and filed a Motion to Dismiss the lawsuit. On January 8, 2024 the Court denied the Motion to Dismiss. This means only that FSD Pharma will now proceed with discovery, during which it is confident that it will be able to demonstrate not only that GBB’s claims have no merit, but that this lawsuit, which baselessly demands $53 million dollars from FSD Pharma, is nothing more than an effort to harm FSD Pharma after it decided not to acquire GBB in 2022.

After being rebuked by FSD Pharma, GBB subsequently sold its assets to Jupiter Wellness, Inc. for a fraction of what it claims it was worth in its publicly filed Amended Complaint, which then changed its name to Safety Shot, Inc. (NASDAQ: SHOT) and began marketing and selling an alleged alcohol detoxification product.

In discovery, FSD Pharma will have the opportunity to demonstrate all of the reasons why it chose not to acquire GBB. FSD Pharma continues to remain concerned about unsubstantiated and misleading public statements made about Safety Shot, Inc.’s product, including the claim that the product “accelerates the process of converting alcohol to sugar in the body,” (GBB Drink Lab Files $53M Lawsuit Against FSD Pharma for Nondisclosure Contract Breach and Trade Secret Misappropriation | News Direct) when it is well-recognized and understood by the scientific community that at no point in the process of metabolizing alcohol is it converted into sugar.   In addition, Jupiter Wellness, Inc./Safety Shot, Inc. has claimed that its product “lowers blood alcohol content by up to 50% in just thirty minutes,” another suspect statement that should be carefully considered by anyone interested in alcohol detoxification products see: https://www.sec.gov/Archives/edgar/data/1760903/000149315223029249/ex99-1.htm.

FSD Pharma remains confident in its legal position, and looks forward to vindicating its rights and exposing GBB and its bully tactics.

About FSD Pharma

FSD is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD is also focused on the research and development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

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Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

SOURCE: FSD Pharma Inc.

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